UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13d

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Diameter Credit Co

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Erin E. Martin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
 Washington, DC 20004-2541 (202) 739-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS AP DLF Offshore Investor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,202,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,202,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Principal Holdings VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,202,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,202,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Principal Holdings VI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,202,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,202,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS APO Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,202,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,202,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to Common Shares, $0.001 Par Value per share (the “Common Shares”), of Diameter Credit Co, a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 55 Hudson Yards, 29th Floor, New York, NY 10001.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by: (i) AP DLF Offshore Investor, L.P. (“Offshore Investor”); (ii) Apollo Principal Holdings VI, L.P. (“Principal Holdings VI”); (iii) Apollo Principal Holdings VI GP, LLC (“Principal Holdings VI GP”); and (iv) APO Corp. The foregoing are referred to herein collectively as the “Reporting Persons” or the “Apollo Parties.”

Offshore Investor holds securities of the Issuer. Apollo Principal Holdings VI, L.P. (“Principal Holdings VI”) serves as the general partner of Offshore Investor. The general partner of Principal Holdings VI is Apollo Principal Holdings VI GP, LLC (“Principal Holdings VI GP”). APO Corp. is the sole member of Principal Holdings VI GP.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of APO Corp as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The principal office of each of Offshore Investor and Principal Holdings VI is 9 West 57th Street, 41st Floor, New York, New York 10019. The principal office of each of Principal Holdings VI GP and APO Corp. is 100 West Putnam Avenue, Greenwich, Connecticut 06830.

Citizenship:
Offshore Investor	Delaware
Principal Holdings VI	Delaware
Principal Holdings VI GP	Delaware
APO Corp.	Delaware

Item 3.	Source and Amount of Funds

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On February 26, 2024, the Issuer issued a capital call notice to certain investors that have committed to purchase Common Shares. Pursuant to such capital call notice, Offshore Investor was obligated to make a capital contribution of $6,600,000 on March 11, 2024, and the Issuer issued 258,306 Common Shares to Offshore Investor on such date. The source of funds for such purchase was working capital.

Item 4.	Purpose of the Transaction

All of the securities that are held by Offshore Investor and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the ordinary shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	1,202,306
Sole Dispositive Power	0
Shared Dispositive Power	1,202,306

The Reporting Persons’ aggregate percentage beneficial ownership is based on 4,840,654 shares of common stock outstanding as of March 11, 2024, based on information received from the Issuer.

Each of the entities listed above other than Offshore Investor disclaims beneficial ownership of any shares of the ordinary shares owned of record by Offshore Investor, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the ordinary shares during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

On December 21, 2023, Offshore Investor entered into a subscription agreement with the Issuer whereby Offshore Investor committed to purchase up to $118,000,000 of Common Shares which was subsequently increased to $151,000,000, of which $30,200,000, representing 1,202,306 Common Shares, have been purchased as of the date hereof.  Pursuant to the subscription agreement, additional Common Shares will be purchased upon the Issuer’s delivery of a capital drawdown notice to Offshore Investor.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit A hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Subscription Agreement
Exhibit B	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

AP DLF Offshore Investor, L.P.

By:	Apollo Principal Holdings VI, L.P.,
its general partner

	By:	Apollo Principal Holdings VI GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI, L.P.

By:	Apollo Principal Holdings VI GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI GP, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APO CORP.

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of APO Corp. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of APO Corp.

The managers and executive officers of APO Corp. are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of APO Corp. and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the ordinary shares during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the ordinary shares reported as beneficially owned by the Reporting Persons.

Exhibit A

CONFIDENTIAL

Diameter Credit Company

Common Shares of Beneficial Interest

Subscription Agreement

Common shares of beneficial interest, par value $0.001 (the “Shares”), of Diameter Credit Company (the “Company”) are being offered to qualified investors pursuant to the confidential Private Placement Memorandum of the Company (as defined below).

The Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), the securities laws of any state or the securities laws of any other jurisdiction, nor is such registration contemplated. The Shares will be offered and sold under the exemption provided by Section 4(a)(2) of the 1933 Act, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering will be made. The Company intends to register as a business development company under the Investment Company Act of 1940, as amended.

The distribution of this Subscription Agreement and the offer and sale of the Shares in certain jurisdictions may be restricted by law. This Subscription Agreement does not constitute an offer to sell or the solicitation of an offer to buy any Shares in any state or other jurisdiction where, or to or from any person to or from whom, such offer or solicitation is unlawful or not authorized. The Shares are offered subject to the right of the Company to reject any subscription in whole or in part.

INVESTMENT PROCEDURES

Prospective investors should read this booklet and the Memorandum (as defined below) prior to subscribing to the Company.

If you are interested in subscribing for Shares (as defined herein), please complete all applicable pages as indicated below and promptly return this booklet to HedgeServ Corporation (the “Sub-Administrator”) via email at dccinvestors@hedgeserv.com to reserve Shares in the Company:

☐	Subscription Agreement Signature Pages (pages 33)

☐	Investor Suitability Questionnaire (pages 35)

☐	Type of Ownership (pages 39)

☐	Status as an Accredited Investor (page 42)

☐	Background Information Relating to Certain ERISA Matters (page 46)

☐	Background Information Relating to Certain Tax Matters (page 49)

☐	Tax Status of Non-U.S. Subscribers (page 52)

☐	Anti-Money Laundering (page 54)

☐	Investment Profile Information (page 58)

☐	Supplemental Data (page 61)

☐	Jurisdiction Specific Information for All Subscribers (page 62)

☐	Supplemental Data for Japanese Subscribers (page 63)

☐	Supplemental Data for Hong Kong Subscribers (page 65)

☐	Supplemental Data for EEA or U.K. Subscribers (page 67)

☐	Supplemental Data for Canadian Subscribers (page 72)

☐	Supplemental Data for Swiss Subscribers (page 75)

☐	CFIUS Status (page 77)

Prospective investors should be aware of the risk associated with sending emailed subscription documents and that the Company accepts no responsibility for any loss caused due to the non-receipt of any email. It is the responsibility of the prospective investor to call the Sub-Administrator at 212-920-3520 to confirm receipt of the email. The Sub-Administrator can also be reached by mail at:

HedgeServ Corporation

4 Times Square

8th Floor

New York, NY 10036

dccinvestors@hedgeserv.com

IMPORTANT

1.	Please have the wiring bank identify the name of the prospective investor on the wire transfer.

2.	We recommend that the wiring bank charge its wiring fees separately so that the amount you have elected to invest may be invested.

The acceptance of capital commitments is within the absolute discretion of Diameter Principal Finance LLC (the “Adviser”), which may require additional information prior to making a determination. The subscription documents are not deemed accepted by the Company until the Subscriber has received a written email confirmation of acceptance sent by the Sub-Administrator. Neither the Company nor the Adviser will be responsible for any lost profits, revenue or damage of any kind due to a delayed acceptance or a rejection of subscription documents.

Diameter Credit Company

(A Delaware Statutory Trust)

SUBSCRIPTION AGREEMENT

ARTICLE I

SECTION 1.01. Subscription.

(a) Subject to the terms and conditions hereof, and in reliance upon the representations and warranties contained in this subscription agreement (this “Agreement”), the undersigned (the “Subscriber”) irrevocably subscribes for and agrees to purchase common shares of beneficial interest (“Shares”) of Diameter Credit Company (the “Company”) on the terms and conditions described herein, in the Company’s Private Placement Memorandum (together with any appendices and supplements thereto, the “Memorandum”), in the Company’s Amended and Restated Declaration of Trust, substantially in the form attached hereto as Exhibit A (the “Charter”), in the Company’s Bylaws, substantially in the form attached hereto as Exhibit B (the “Bylaws”), in the Investment Advisory Agreement between the Company and Diameter Principal Finance LLC (the “Adviser”), substantially in the form attached hereto as Exhibit C (the “Advisory Agreement”) and in the Administration Agreement between the Company and Diameter Finance Administration LLC (the “Administrator”), substantially in the form attached hereto as Exhibit D (the “Administration Agreement”). The Subscriber has received the Memorandum, the Charter, the Bylaws, the Advisory Agreement and the Administration Agreement. The Company expects to enter into separate subscription agreements (the “Other Subscription Agreements,” and, together with this Agreement, the “Subscription Agreements”) with other subscribers (the “Other Subscribers,” and together with the Subscriber, the “Subscribers”), providing for the sale of Shares to the Other Subscribers. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to the undersigned and the Other Subscribers are to be separate sales. Capitalized terms used but not defined herein have the meanings ascribed to them in the Memorandum.

(b) The Subscriber agrees to purchase Shares for an aggregate purchase price equal to the amount set forth on the signature page hereof (the “Capital Commitment”), payable at such times and in such amounts as required by the Company, under the terms and subject to the conditions set forth herein. On each Capital Drawdown Date (as defined below), the Subscriber agrees to purchase from the Company, and the Company agrees to issue to the Subscriber, a number of Shares equal to the Drawdown Share Amount at an aggregate price equal to the Drawdown Purchase Price; provided, however, that in no circumstance will a Subscriber be required to purchase Shares for an amount in excess of its Unused Capital Commitment (as defined below).

“Drawdown Purchase Price” shall mean, for each Capital Drawdown Date, an amount in U.S. dollars determined by multiplying (i) the aggregate amount of Capital Commitments being drawn down by the Company from all Subscribers on that Capital Drawdown Date, by (ii) a fraction, the numerator of which is the Unused Capital Commitment of the Subscriber and the denominator of which is the aggregate Unused Capital Commitments of all Subscribers that are not Defaulting Subscribers or Excluded Subscribers (as defined below).

“Drawdown Share Amount” shall mean, for each Capital Drawdown Date, a number of Shares determined by dividing (i) the Drawdown Purchase Price for that Capital Drawdown Date by (ii) the applicable Per Share NAV, with the resulting quotient adjusted down to the nearest whole number to avoid the issuance of fractional shares.

“Per Share NAV” shall mean, for any Capital Drawdown Date or Catch-Up Date (as defined below), the Per Share NAV determined in accordance with the procedures set out in “II. Summary of Terms—Valuations” in the Memorandum (as those procedures may be changed from time to time in a manner consistent with the limitations of the 1940 Act (as defined below)) as of the last day of the Company’s fiscal quarter immediately preceding the Capital Drawdown Date; provided, however, in the event that the Per Share NAV is less than zero as of the first Capital Drawdown Date that occurs immediately following the Initial Closing Date (as defined below), then solely for the purpose of such Capital Drawdown Date, the Per Share NAV shall be deemed to equal twenty-five dollars ($25).

“Unused Capital Commitment” shall mean, with respect to a Subscriber, the amount of such Subscriber’s Capital Commitment as of any date reduced by the aggregate amount of contributions made by that Subscriber at all previous Capital Drawdown Dates and any Catch-Up Date pursuant to Section 1.01(b) and Section 1.02(b), respectively.

SECTION 1.02. Closings.

(a) The closing of this subscription agreement will take place at the offices of Simpson, Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C. 20001 on the date indicated by the Adviser on the signature page hereof (such date being the “Closing Date” and the date on which the first closing of Subscription Agreements occurred being referred to herein as the “Initial Closing Date”). The Subscriber agrees to provide any information or documents reasonably requested by the Company or the Adviser in connection with this subscription, which may include information or documents requested in order to verify the truth and accuracy of the representations contained herein, or otherwise made, to the Company or the Adviser, including, but not limited to, the investor suitability questionnaire, attached as Appendix A (the “Investor Suitability Questionnaire”). Promptly after the Closing Date, the Company will deliver to the Subscriber or its representative, if the Subscriber’s subscription has been accepted, a countersigned copy of this Agreement and other documents and instruments necessary to reflect the Subscriber’s status as an investor in the Company, including any documents and instruments to be delivered pursuant to this Agreement.

(b) The Company may enter into Other Subscription Agreements with Other Subscribers after the Initial Closing Date, with any closing thereunder referred to as a “Subsequent Closing” and any Other Subscriber whose subscription has been accepted at such Subsequent Closing referred to as a “Subsequent Subscriber” (it being understood that for the purposes of this Section 1.02, the closing of this Agreement on the Closing Date shall be considered a Subsequent Closing and the Subscriber shall be considered a Subsequent Subscriber); provided, however, no Subsequent Closing may occur following the 12-month anniversary of the Initial Closing Date, which may be extended for two (2) additional six (6) month periods by the Adviser. Notwithstanding the provisions of Sections 1.01(b) and 2.01, in the event that the Fund enters into a Subscription Agreement with one or more investors after the Company’s first Capital Drawdown Date in which the proceeds are used to make investments, each Subsequent Subscriber shall be required to purchase from the Company a number of Shares (a “Catch-Up Purchase”) on a date to be determined by the Fund that occurs no later than the next succeeding Capital Drawdown Date (the “Catch-Up Date”). The aggregate purchase price of the Catch-up Purchase will be equal to an amount necessary to ensure that, upon payment of the aggregate purchase price for such Shares by the Subsequent Subscriber on the Catch-Up Date, such Subsequent Subscriber’s Invested Percentage (as defined below) shall be equal to the Invested Percentage of all prior Subscribers (other than any Defaulting Subscribers or Excluded Subscribers) (the “Catch-Up Purchase Price”). Upon payment of the Catch-Up Purchase Price by the Subscriber on the Catch-Up Date, the Company shall issue to each such Subsequent Subscriber a number of Shares determined by dividing (x) the Catch-Up Purchase Price by (y) the Per Share NAV as of the Catch-Up Date (as appropriately adjusted to reflect revenues and expenses accrued as of the Catch-Up Date and the Subscriber’s pro rata portion of the Company’s initial organizational expenses, in each case, in a manner consistent with the 1940 Act). For the avoidance of doubt, in the event that the Catch-Up Date and a Capital Drawdown Date occur on the same calendar day, the Catch-Up Date (and the application of the provisions of this Section 1.02(b)) shall be deemed to have occurred immediately prior to the relevant Capital Drawdown Date.

2

“Invested Percentage” means, with respect to a Subscriber, the quotient determined by dividing (i) the aggregate amount of contributions made by such Subscriber pursuant to Section 1.01(b) and this Section 1.02(b) by (ii) such Subscriber’s Capital Commitment.

(c) At each Capital Drawdown Date following any Subsequent Closing, all Subscribers, including Subsequent Subscribers, shall purchase Shares in accordance with the provisions of Section 1.01(b); provided, however, that notwithstanding the foregoing, the definition of Drawdown Share Amount and the provisions of Section 2.01(b), nothing in this Agreement shall prohibit the Company from issuing Shares to Subsequent Subscribers whose subscriptions are accepted after the Closing Date at a per share price greater than the Per Share NAV.

(d) In the event that any Subscriber is permitted by the Company to make an additional capital commitment to purchase Shares on a date after its initial subscription has been accepted, such Subscriber will be required to enter into a separate subscription agreement with the Company, it being understood and agreed that such separate subscription agreement will be considered to be an Other Subscription Agreement for the purposes of this Agreement.

ARTICLE II

SECTION 2.01. Capital Drawdowns.

(a) Subject to Section 2.01(f), the deadline for each Subscriber to wire its subscription monies pursuant to a Funding Notice (as defined below) in order to purchase Shares will take place on dates selected by the Company in its sole discretion (each, a “Capital Drawdown Date” and the initial Capital Drawdown Date, the “Effective Date”) and shall be made in accordance with the provisions of Section 1.01(b).

(b) The Company shall deliver to the Subscriber, at least ten (10) calendar days prior to each Capital Drawdown Date, a notice substantially in the form of Appendix B (each, a “Funding Notice”) setting forth certain details, including (i) the Capital Drawdown Date, (ii) the aggregate Drawdown Purchase Price, (iii) the aggregate amount of contributions made by the Subscriber, (iv) the Unused Capital Commitment of the Subscriber and (v) the account to which the Drawdown Purchase Price should be wired. For the purposes of this Agreement, the term “Business Day” shall have the meaning ascribed to it in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

(c) The delivery of a Funding Notice to the Subscriber shall be the sole and exclusive condition to the Subscriber’s obligation to pay the Drawdown Share Purchase Price identified in each Funding Notice.

(d) On each Capital Drawdown Date, the Subscriber shall pay the Drawdown Purchase Price to the Company by bank wire transfer in immediately available funds in U.S. dollars to the account specified in the Funding Notice.

(e) The Company intends to appoint Equiniti Trust Company, LLC as transfer agent and registrar for the Shares, unless and until the Company, in its sole discretion, decides to appoint another third party to act in one or both of those capacities.

3

(f) At the earlier of (i) the date of a Liquidity Event (as defined below), if any, and (ii) three (3) years following the Effective Date, any Unused Capital Commitment (other than any Defaulted Commitment (as defined below)) shall automatically be reduced to zero, except to the extent necessary to pay amounts due under Funding Notices that the Company may thereafter issue to: (a) pay Company expenses, including management fees, amounts that may become due under any borrowings or other financings or similar obligations, or indemnity obligations, (b) complete investments in any transactions (1) to which the Adviser has committed the Company to proceed as of the end of the Commitment Period (including investments that are funded in phases), and (2) with deferred purchase price payments, contingent purchase price payments, milestone payments or other phased payments or payments for other staged funding obligations or similar arrangements, (c) fund follow-on investments made in existing portfolio companies within three years from the end of the Commitment Period that, in the aggregate, do not exceed twenty percent (20%) of total Capital Commitments, (d) fund obligations under any Company guarantee and (e) fulfill obligations with respect to any Defaulted Commitment. A “Liquidity Event” may include (i) consummating an Exchange Listing or (ii) commencing a general or limited tender offer program in which each Shareholder is given the opportunity to tender Shares at a per Share price based on the Fund’s net asset value or other applicable measurement; provided, however, that the Fund will not commence such a tender offer program without the approval of at least a majority of Common Shares outstanding. For these purposes, an “Exchange Listing” is a quotation or listing of the Company’s securities on a national securities exchange (including through an initial public offering) or a sale of all or substantially all of our assets to, or a merger or other liquidity transaction with, an entity in which the Company’s Shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof; provided, however, that the Company will not commence such an Exchange Listing unless such Exchange Listing is approved by our Board, including a majority of our trustees (each, a “Trustee”) who are not “interested persons,” as that term is defined in the 1940 Act (“Independent Trustees”). Following a Liquidity Event, the Company may continue to raise capital.

(g) Notwithstanding anything to the contrary contained in this Agreement, the Company shall have the right (a “Limited Exclusion Right”) to exclude any Subscriber (such Subscriber, an “Excluded Subscriber”) in whole or in part from purchasing Shares from the Company on any Capital Drawdown date or receiving any Shares pursuant to the Company’s dividend reinvestment program if the Company determines necessary or desirable in order to facilitate compliance with ERISA (as defined below), the Plan Asset Regulations (as defined below) or any other applicable legal, regulatory, tax or similar regime or any contractual requirement of the Fund, including if the Company reasonably believes that such Subscriber’s purchase of Shares at such time could (i) result in a violation of, or noncompliance with, or cause potential future restrictions under, any law or regulation to which such Subscriber, the Company, the Adviser, any Other Subscriber or a portfolio company would be subject or (ii) cause the investments of “benefit plan investors” (within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and certain Department of Labor regulations, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”)) to be “significant” within the meaning of the Plan Asset Regulations and the assets of the Company to be considered “plan assets” under ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

SECTION 2.02. Pledging.

(a) Without limiting the generality of the foregoing, the Subscriber specifically agrees and consents that the Company may, at any time, and without further notice to or consent from the Subscriber (except to the extent otherwise provided in this Agreement), grant security over (and, in connection therewith, Transfer (as defined in Section 4.01(e)(i))) its right to draw down capital from the Subscriber pursuant to Section 2.01, and the Company’s right to receive the Drawdown Share Purchase Price (and any related rights of the Company), to lenders or other creditors of the Company, in connection with any indebtedness, guarantee or surety of the Company; provided that, for the avoidance of doubt, any such grantee’s right to draw down capital shall be subject to the limitations on the Company’s right to draw down capital pursuant to Section 2.01.

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(b) The Subscriber acknowledges that the Company may enter into one or more credit facilities (the “Facilities”) and in connection with the Facilities, the Company may grant security over such rights to the administrative agent, or equivalent, under the Facilities for the benefit of the lenders thereunder.

(c) The Subscriber further acknowledges that under the terms of this Agreement, the Subscriber is obligated to fund its Unused Capital Commitment required on account of Funding Notices duly delivered in accordance with this Agreement (including, without limitation, Funding Notices delivered on behalf of the Company by the Agent after an event of default under a Facility or any other borrowing agreement) without deduction, offset, counterclaim or defense. The Subscriber hereby waives all defenses to such funding, including all suretyship defenses and any defenses that may be provided by Section 365(c)(2) of the United States Bankruptcy Code.

(d) The execution, delivery and performance of this Agreement by the Subscriber does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise or certificate, to which the Subscriber is a party or by which it is bound or to which any of its properties are subject, or require any authorization or approval under or pursuant to any of the foregoing, violate the organizational documents of the Subscriber, or violate in any material respect any statute, regulation, law, order, writ, injunction or decree to which the Subscriber is subject. The Subscriber has obtained all authorizations, consents, approvals and clearances of all courts, governmental agencies and authorities and such other persons, if any, required to permit the Subscriber to enter into this Agreement and to consummate the transactions contemplated hereby and thereby.

(e) The Subscriber agrees that all payments made by the Subscriber under this Agreement shall be made by wire transfer to the account identified in the Funding Notice.

SECTION 2.03. Dividends; Dividend Reinvestment Program.

(a) As described more fully in the Memorandum, the Company generally intends to distribute, out of assets legally available for distribution, substantially all of its available earnings, on a quarterly basis, as determined by the Company’s Board of Trustees (the “Board”) in its discretion. Prior to the occurrence of an Exchange Listing that may occur, the Company will reinvest all cash dividends declared by the Board on behalf of Subscribers who do not elect to receive their dividends in cash, crediting to each such Subscriber a number of Shares equal to the quotient determined by dividing the cash value of the dividend payable to such Subscriber by the Per Share NAV as of the last day of the Company’s fiscal quarter immediately preceding the date such dividend was declared. The Subscriber may elect to receive any or all such dividends in cash by notifying the Adviser in writing so that notice is received by the plan administrator no later than ten (10) days prior to the record date for the first dividend that the Subscriber wishes to receive in that form, using the form of notice contained in Appendix C. The Subscriber and the Company agree and acknowledge that any dividends received by the Subscriber or reinvested by the Company on the Subscriber’s behalf shall have no effect on the amount of the Subscriber’s Unfunded Commitment.

(b) The Company represents and warrants that it shall not make any distributions consisting of securities that are not Marketable Securities except in connection with liquidation distributions pursuant to Section 12.1 of the Charter. “Marketable Securities” means securities which are traded or quoted on the New York Stock Exchange, American Stock Exchange or the Nasdaq Global Market or on a comparable securities market or exchange now or in the future.

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ARTICLE III

SECTION 3.01. Remedies Upon Subscriber Default. In the event that a Subscriber fails to pay all or any portion of the purchase price due from such Subscriber on any Capital Drawdown Date (such amount, together with the full amount of such Subscriber’s remaining Capital Commitment, a “Defaulted Commitment”) and such default remains uncured for a period of ten (10) Business Days (the date after the expiration of such period, the “Default Date”), the Company shall be permitted to declare such Subscriber to be in default of its obligations under this Agreement (any such Subscriber, a “Defaulting Subscriber”) and shall be permitted to pursue one or any combination of the following remedies:

(a) The Company may prohibit the Defaulting Subscriber from purchasing additional Shares on any future Capital Drawdown Date.

(b) Fifty percent (50%) of the Shares then held by the Defaulting Subscriber shall be automatically transferred on the books of the Company, without any further action being required on the part of the Company or the Defaulting Subscriber, to the Other Subscribers (other than any defaulting Other Subscriber), pro rata in accordance with their respective Capital Commitments; provided, however, that notwithstanding anything to the contrary contained in this Agreement, no Shares shall be transferred to any Other Subscriber pursuant to this Section 3.01(b) in the event that such transfer would (x) violate the Securities Act of 1933, as amended (the “Securities Act” or “1933 Act”), the 1940 Act or any state (or other jurisdiction) securities or “Blue Sky” laws applicable to the Company or such Transfer, (y) constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code or (z) cause all or any portion of the assets of the Company to constitute “plan assets” under ERISA or Section 4975 of the Code (it being understood that this proviso shall operate only to extent necessary to avoid the occurrence of the consequences contemplated herein and shall not prevent the Subscriber from receiving a partial allocation of its pro rata portion of Shares); provided further, that any Shares that have not been transferred to one (1) or more Other Subscribers pursuant to the previous proviso shall be allocated among the participating Other Subscribers pro rata in accordance with their respective Capital Commitments. The mechanism described in this Section 3.01(b) is intended to operate as a liquidated damage provision, since the damage to Other Subscribers resulting from a default by the Defaulting Subscriber is both significant and not easily susceptible to precise quantification. By entry into this Agreement, the Subscriber agrees to this transfer and acknowledges that it constitutes a reasonable liquidated damage remedy for any default in the Subscriber’s obligation of the type described.

(c) As of the Default Date, the Adviser may, in its sole discretion, reduce the Capital Commitment and Unused Capital Commitment of a Defaulting Subscriber to zero. Notwithstanding the foregoing, each Defaulting Subscriber shall remain fully liable (x) to the creditors of the Company, to the extent provided by law and (y) for the full amount of any other Capital Commitments for which such Defaulting Subscriber is liable pursuant to clause (a) of paragraph 2.01(f), in each case as if such default had not occurred.

(d) The Adviser may require the non-Defaulting Subscribers to increase their capital contributions to the Company with respect to a Funding Notice (other than a Funding Notice in respect of management fees) for which one or more Defaulting Subscribers have defaulted by delivery of a supplemental notice to each non-Defaulting Subscriber indicating the fact that a default has occurred and the additional capital contribution required to be made by such Subscriber in respect of such Funding Notice, which additional capital contribution shall, subject to paragraph 2.01(g), be determined on the basis of the ratio of such non-Defaulting Subscriber’s Unused Capital Commitment to the sum of the Unused Capital Commitments of all non-Defaulting Subscribers participating in such Funding Notice, in which case each such non-Defaulting Subscriber shall make such additional contribution within ten (10) days after having been given such new notice; provided that (i) except in the case of a capital contribution to repay a borrowing by the Company, a Subscriber’s obligations to make additional capital contributions pursuant to this paragraph 3.01(d) shall be subject to the provisions of Section 2.01; (ii) no Subscriber shall be obligated to contribute an amount in excess of its Unused Capital Commitment as of such date for such purpose; and (iii) in the event that any non-Defaulting Subscriber increases its Capital Commitment with respect to a Funding Notice in respect of the repayment of borrowings used to pay management fees, the amount of any such increase attributable to management fees owing or paid by or on behalf of a Defaulting Subscriber shall be credited against future obligations of such non-Defaulting Subscriber with respect to management fees.

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(e) The Adviser may, in its sole discretion, cause a Defaulting Subscriber to sell its Shares in the Company or any portion thereof to any person (including any other Subscriber) effective immediately upon written notice to such Defaulting Subscriber. Such Defaulting Subscriber’s Shares may be sold for the lesser of (i) the net asset value of such Defaulting Subscriber’s Shares and (ii) the aggregate amount of capital contributions made by the Defaulting Subscriber less any distributions previously received by such Defaulting Subscriber pursuant to Article Two and less any actual or anticipated expenses, deductions or losses allocated to the Defaulting Subscriber, in each case reduced by up to fifty percent (50%).

(f) Each Subscriber hereby acknowledges that the Adviser and the Company would have no adequate remedy at law for a breach of this Agreement and consents to the application to it of the remedies provided in this paragraph 3.01 in recognition of the risk and speculative damages its default would cause the other Subscribers, and further agrees that the availability or application of such remedies shall not preclude any other remedies which may be available at law, in equity, by statute or otherwise in respect of any default by such Subscriber in the performance of its other obligations under this Agreement. No course of dealing between the Adviser and any Defaulting Subscriber and no delay in exercising any right, power or remedy conferred in this paragraph 3.01 or existing at law or in equity or by statute or otherwise will operate as a waiver or otherwise prejudice any such right, power or remedy. In addition to the foregoing, the Adviser may institute a lawsuit against any Defaulting Subscriber for damages and any other available remedies, including specific performance of its obligation to make Capital Commitments and any other payments to be made hereunder by a Subscriber and to collect any overdue amounts hereunder, with interest on such overdue amounts. Each Subscriber agrees to pay on demand all costs and expenses (including reasonable attorneys’ fees) incurred by or on behalf of the Company in connection with the enforcement of this Agreement against such Subscriber as a result of a default by such Subscriber.

(g) Each Subscriber acknowledges that the Adviser may, in its sole discretion, apply different default remedies to each Defaulting Subscriber in light of the specific circumstances applicable to each such Defaulting Subscriber. The remedies available to the Adviser herein may be applied to each separate event of default hereunder by a Subscriber.

(h) The Company may pursue any other remedies against the defaulting Subscriber available to the Company, subject to applicable law.

SECTION 3.02. Key Person Event . A “Key Person Event” will occur if, during the Commitment Period, (i) on or prior to the second anniversary of the initial Closing Date, either of Joseph Carvalho or Benjamin Pasternack provide notice of resignation, resign, are terminated or provide notice of termination from the position of Co-Head of the Adviser, (ii) after the second anniversary of the initial Closing Date, both of Ben Pasternack and Joseph Carvalho provide notice of resignation, resign, are terminated or provide notice of termination from the position of Co-Head of the Adviser, (iii) either of Scott Goodwin or Jonathan Lewinsohn (each of such persons, along with Messers. Carvalho and Pasternack, a “Key Person”) cease to be Managing Partners of Diameter Capital Partners LP. If a “Key Person Event” occurs, the Commitment Period shall automatically be suspended for 120 days, and Shareholders shall not be obligated to fund any drawdowns other than to fund proposed investments (i) which were already committed to prior to the occurrence of the Key Person Event, (ii) for which the Adviser has, on behalf of the Fund, placed a bid in a competitive bidding situation, or entered into a letter of intent, term sheet, memorandum of understanding or other similar document prior to the occurrence of the Key Person Event, or (iii) to pay for expenses or liabilities that were already incurred. We will convene a special meeting of Shareholders prior to the expiration of the 120 day period for the purpose of determining whether the Commitment Period should be reinstated. If the Shareholders entitled to cast 66 2/3% of all votes in favor of the proposal, and all the Independent Trustees vote in favor of the proposal, the Commitment Period will be reinstated and Shareholders will be obligated to fund drawdowns as if a Key Person Event had not occurred. If the Shareholders entitled to cast 66 2/3% of all votes and all of the Independent Trustees do not vote in favor of the proposal, the Commitment Period shall be deemed to have terminated upon the expiration of the 120 day period.

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ARTICLE IV

SECTION 4.01. Subscriber Representations, Warranties and Covenants. The Subscriber hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a) This Agreement has been duly authorized, executed and delivered by the Subscriber and, upon due authorization, execution and delivery by the Company, will constitute the valid and legally binding agreement of the Subscriber enforceable in accordance with its terms against the Subscriber, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(b) The Subscriber is acquiring the Shares for the Subscriber’s own account as principal for investment and not with a view to the distribution or sale thereof.

(c) The Subscriber is sophisticated and has such knowledge and experience in financial and business matters that the Subscriber is and will be capable of evaluating the merits and risks of the prospective investment in the Shares.

(d) The Subscriber has no need for liquidity in this investment, has the ability to bear the economic risk of this investment, has the ability to retain its Shares for an indefinite period and at the present time and in the foreseeable future can afford a complete loss of this investment.

(e) (i) The Subscriber understands that the offering and sale of the Shares are intended to be exempt from registration under the Securities Act, applicable U.S. state securities laws and the laws of any non-U.S. jurisdictions by virtue of the private placement exemption from registration provided in Section 4(a)(2) of the 1933 Act, exemptions under applicable U.S. state securities laws and exemptions under the laws of any non-U.S. jurisdictions, and it agrees that any Shares (or beneficial interest therein) acquired by the Subscriber may not be sold, offered for sale, exchanged, transferred, assigned (including an assignment by way of security), pledged, charged, hypothecated, gifted, encumbered or otherwise disposed of, including through the grant of an option, or derivative interest or other right, or the grant of any derivative interest, in respect of such Shares (or beneficial interest therein), whether directly or indirectly, whether voluntarily, involuntarily or by operation of law (each, a “Transfer”), in any manner that would require the Company to register the Shares under the 1933 Act, under any U.S. state securities laws or under the laws of any non-U.S. jurisdictions. The Subscriber understands that the Company requires each investor in the Company to be an “accredited investor” as defined in Rule 501(a) of Regulation D of the 1933 Act (an “Accredited Investor”) and the Subscriber represents and warrants that it is an Accredited Investor.

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(ii) The Subscriber represents and warrants that it, and, if the Subscriber is not the sole beneficial owner (as defined under Rule 13d-3 of the 1934 Act) of its Shares, any such other beneficial owner, has not been subject to or experienced a Disqualifying Event1 for purposes of Rule 506(d) promulgated under the 1933 Act and that the Subscriber shall provide the Company and the Adviser with prompt written notice if it or any such beneficial owner is subject to, or experiences, a Disqualifying Event.

1 For purposes of Rule 506(d) promulgated under the 1933 Act, a “Disqualifying Event” has occurred with respect to the Subscriber, or any beneficial owner of the Subscriber, if such person:

(i)	has been convicted, within ten years before the date hereof (or five (5) years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the U.S. Securities and Exchange Commission (the “SEC”); or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii)	is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the date hereof, that, as of the date hereof, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the SEC; or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii)	is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the CFTC (as defined herein); or the National Credit Union Administration that: (A) as of the date hereof, bars the person from: (1) association with an entity regulated by such commission, authority, agency, or officer; (2) engaging in the business of securities, insurance or banking; or (3) engaging in savings association or credit union activities; or (B) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the date hereof;

(iv)	is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the U.S. Investment Advisers Act of 1940, as amended from time to time (the “Advisers Act”) that, as of the date hereof: (A) suspends or revokes such person’s registration as a broker, dealer, municipal securities dealer or investment adviser; (B) places limitations on the activities, functions or operations of such person; or (C) bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v)	is subject to any order of the SEC entered within five (5) years before the date hereof that, as of the date hereof, orders the person to cease and desist from committing or causing a violation or future violation of: (A) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the 1933 Act, Section 10(b) of the Exchange Act and 17 CFR 240.10b-5, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Advisers Act, or any other rule or regulation thereunder; or (B) Section 5 of the 1933 Act;

(vi)	is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii)	has filed (as a registrant or issuer), or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the date hereof, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, as of the date hereof, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii)	is subject to a United States Postal Service false representation order entered within five (5) years before the date hereof, or is, as of the date hereof, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

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(iii) The Subscriber understands that the offering and sale of the Shares in non-U.S. jurisdictions may be subject to additional restrictions and limitations, and represents and warrants that it is acquiring its Shares in compliance with all applicable laws, rules, regulations and other legal requirements applicable to the Subscriber including, without limitation, the legal requirements of jurisdictions in which the Subscriber is resident and in which such acquisition is being consummated. The Subscriber understands that no governmental agency or authority has approved, certified, authorized, consented to or otherwise reviewed or will approve, certify, authorize, consent to or otherwise review the offer or sale of the Shares or has made or will make any finding or determination as to the fairness of this investment.

(f) The Subscriber: (i) is not registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”); (ii) has not elected to be regulated as a business development company under the 1940 Act; and (iii) either (A) is not relying on the exception from the definition of “investment company” under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder or (B) is otherwise permitted to acquire and hold more than 3% of the outstanding voting securities of a business development company.

(g) [Reserved].

(h) The Subscriber may not Transfer any of its Shares or its Capital Commitment unless (i) the Adviser, in its sole discretion, gives its consent and, if required by any lender with whom the Company has entered into a credit facility or other lending arrangement, such lender gives it consent and, (ii) the Transfer is made in accordance with applicable securities laws and (iii) the Transfer is otherwise in compliance with the transfer restrictions set forth in Appendix D, as applicable. Prior to an Exchange Listing, no Transfer will be effectuated except by registration of the Transfer on the Company books. Each transferee must agree to be bound by these restrictions and all other obligations as an investor in the Company.

(i) The Subscriber understands that the Adviser intends to claim an exclusion from the definition of commodity pool operator (“CPO”) under the Commodity Exchange Act (“CEA”) and the rules of the Commodity Futures Trading Commission (the “CFTC”) with respect to the Company. The Subscriber understands that, as a result of the Adviser’s reliance on such exclusion, the Adviser will not be subject to registration or regulation as a commodity pool operator under the CEA with respect to the Company. The Subscriber acknowledges that the Company is not intended as a vehicle for trading in the futures, commodity options or swaps markets. In addition, the Subscriber understands that with respect to the Company, the Adviser intends to rely upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Company, its investment strategies or its offering memorandum, or this subscription document.

(j) Unless otherwise indicated in the Investor Suitability Questionnaire, if the Subscriber is a corporation, partnership, trust or other entity, it was not formed or recapitalized for the specific purpose of acquiring the Subscriber’s Shares.

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(k) The Subscriber understands, and gives full authorization, approval and consent to, the remedies described in Section 3.01.

(l) The Subscriber agrees to deliver to the Company such other information as to certain matters under the 1933 Act, the 1940 Act and the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”) as the Company may reasonably request (including, but not limited to, the Investor Suitability Questionnaire) in order to ensure compliance with such Acts and the availability of any exemption thereunder.

(m) The Subscriber acknowledges and agrees that, pursuant to the Charter and the Advisory Agreement, the Company and/or the Adviser have the power and discretion to make all investment decisions in accordance with the terms of the Charter and the Advisory Agreement. Accordingly, the Subscriber acknowledges that neither the Company, the Adviser nor any affiliate thereof has rendered or will render any investment advice or securities valuation advice to the Subscriber, and that the Subscriber is neither subscribing for nor acquiring any Shares in reliance upon, or with the expectation of, any such advice. Furthermore, the Subscriber acknowledges and agrees that the Memorandum, including all appendices thereto, and the marketing of the Company by the Adviser and its Affiliates does not constitute a recommendation or investment advice.

(n) The Subscriber has been furnished with and reviewed the Memorandum, including all schedules, appendices and exhibits thereto, the Charter, the Bylaws, the Advisory Agreement and the Administration Agreement, and has read and understands the Company’s investment objectives, policies and strategies and the risks, conflicts of interests (including, without limitation, the existence and nature of the financial interests of the Adviser and its Affiliates relating to the Subscriber’s proposed purchase of Shares), and other considerations relating to a purchase of Shares described in the Memorandum and understands that there may be other risks and conflicts of interest applicable to the Shares in addition to those described therein. The Subscriber was offered the Shares through private negotiations, not through any general solicitation or general advertising, and the proposed purchase of Shares by the Subscriber is an arm’s length transaction. Other than as set forth herein and in the Memorandum, the Charter, the Bylaws, the Advisory Agreement and the Administration Agreement, the Subscriber is not relying upon any information (including, without limitation, any due diligence questionnaire, “flipbook” or other materials, any advertisement, article, notice or other communication published in any newspaper, magazine, website or similar media or broadcast over television or radio, and any seminars or meetings whose attendees have been invited by any general solicitation or advertising) provided by the Company, the Adviser, any Affiliate of the foregoing or any agent of them, written or otherwise, in determining to invest in the Company.

(o) The Subscriber has been given the opportunity to ask questions of, and receive answers from, the Adviser, the Company and their respective personnel relating to the Company, concerning the terms and conditions of the purchase of Shares and other matters pertaining to this investment, and has had access to such financial and other information concerning the Company as it has considered necessary to verify the accuracy of any information provided and to make a decision to invest in the Company, and has availed itself of this opportunity to the full extent desired.

(p) No representations or warranties have been made to the Subscriber with respect to this investment, the Adviser or the Company other than the representations of the Company set forth herein and the Subscriber has not relied upon any representation or warranty not provided herein or therein in making this subscription.

(q) If all or part of the funds that the Subscriber is using or will use to fund its Capital Commitment are assets of an employee benefit plan (as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder (“ERISA”)) subject to Title I of ERISA or a plan described in Section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended from time to time (including any successor law) (the “Code”) to which Section 4975 of the Code applies, or an entity whose underlying assets include plan assets for purposes of ERISA or the Code by reason of a plan’s investment in the entity:

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(i) the funds so constituting plan assets have been identified in writing to the Company;

(ii) the Subscriber’s proposed purchase of the Shares is permissible under the documents governing the investment of such plan assets;

(iii) in making the proposed purchase of the Shares, the Subscriber is aware of and has taken into consideration the diversification requirements of Section 404(a)(1) of ERISA or other applicable law, if any, and the decision to invest plan assets in the Company is consistent with such provisions;

(iv) the Subscriber has concluded that the proposed purchase of the Shares is consistent with applicable fiduciary responsibilities under ERISA and other applicable law, if any; and

(v) the proposed purchase of Shares by the Subscriber does not and will not constitute or result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the Code.

(r) If the investment in the Shares is being made on behalf of a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, (i) there is no provision in the instruments governing such plan or any federal, state or local or foreign law, rule, regulation or constitutional provision applicable to the plan that could in any respect affect the operation of the Company, including operations of the Adviser as contemplated by the Advisory Agreement, or prohibit any action contemplated by the operational documents and related disclosure of the Company, including, without limitation, the investments which may be made pursuant to the Company’s investment strategies, the concentration of investments for the Company and the payment by the plan of incentive or other fees, and (ii) the plan’s investment in the Company will not conflict with or violate the instruments governing such plan or any federal, state or local or foreign law, rule, regulation or constitutional provision applicable to the plan.

(s) If the investment in the Shares is being made on behalf of an employee benefit plan maintained outside of the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (as described in Section 4(b)(4) of ERISA), (i) there is no provision in the instruments governing such plan or any federal, state or local or foreign law, rule, regulation or constitutional provision applicable to the plan that could in any respect affect the operation of the Company, including operations of the Adviser as contemplated by the Advisory Agreement, or prohibit any action contemplated by the operational documents and related disclosure of the Company, including, without limitation, the investments that may be made pursuant to the Company’s investment strategies, the concentration of investments for the Company and the payment by the plan of incentive or other fees, and (ii) the plan’s investment in the Company will not conflict with or violate the instruments governing such plan or any federal, state or local or foreign law, rule, regulation or constitutional provision applicable to the plan.

(t) If the Subscriber is not a “United States Person,” as defined below, the Subscriber has heretofore notified the Adviser in writing of such status. For this purpose, “United States Person” has the meaning set for in Section 7701(a)(3) of the Code, which is generally a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or any trust (i) the administration of which is subject to the primary supervision of a U.S. court and (ii) the authority to control all of the substantial decisions of which is held by one (1) or more U.S. persons.

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(u) The Subscriber understands that the Company has filed or will file elections to be treated as (i) a business development company under the 1940 Act and (ii) a regulated investment company within the meaning of Code Section 851, for U.S. federal income tax purposes; pursuant to those elections, the Subscriber will be required to furnish certain information to the Company as required under Treasury Regulations § 1.852-6(a) and other regulations. If the Subscriber is unable or refuses to provide such information directly to the Company, the Subscriber understands that it will be required to include additional information on its income tax return as provided in Treasury Regulation § 1.852-7.

(v) Notwithstanding any other provision of this Agreement, the Subscriber covenants that it will not Transfer all or any part of the Shares or its Capital Commitment (or purport to do so) if such Transfer would cause (i) the Company or the Adviser to be in violation of the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (the “USA PATRIOT Act”), or any similar U.S. federal, state or foreign law or regulation, including, without limitation, the Proceeds of Crime Act (As Revised), the Misuse of Drugs Act (As Revised), the Terrorism Act (As Revised), the Proliferation Financing (Prohibition) Act (As Revised), the Anti-Money Laundering Regulations (As Revised) and the Guidance Notes on the Prevention and Detection of Money Laundering in the Cayman Islands, the U.S. Foreign Corrupt Practices Act, as amended, or any other applicable anti-money laundering, anti-bribery or anticorruption law or regulation, or Sanctions (as defined below) (collectively, the “Compliance Laws”); or (ii) the Shares to be held by an Sanctioned Party (as defined below).

(w) None of (i) the Subscriber, (ii) any person controlling or controlled by the Subscriber, (iii) if the Subscriber is a privately held entity, to the best knowledge of the Subscriber, any person having a beneficial interest in the Subscriber, (iv) if the Subscriber will not be the sole beneficial owner of the Shares, to the best knowledge of the Subscriber, any person having a beneficial interest in the Shares or (v) to the best knowledge of the Subscriber, any person for whom the Subscriber is acting as agent, trustee, representative, intermediary or nominee or in any similar capacity in connection with this investment (the foregoing, “Subscriber Related Parties”), is, or for so long as the Subscriber holds any Shares, shall be:

(A) a country, territory, entity or individual with whom dealings are restricted or prohibited by any U.S. economic sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Treasury Department2, the U.S. Department of State or the U.S. Department of Commerce) or similar sanctions imposed by the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom (including as extended to the Cayman Islands by Statutory Instrument), the Cayman Islands or other relevant sanctions authority (“Sanctions”) or an entity or individual that resides or has a place of business in, or is organized under the laws of, a country or territory that is the target of Sanctions that broadly prohibit or restrict dealings with that country or territory or is otherwise the target of Sanctions (any such country, territory, entity or individual described in this paragraph (A), a “Sanctioned Party”);

(B) a country, territory or entity that: (1) has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force (“FATF”),3 of which the United States is a member or has been designated by the FATF as a “High Risk Jurisdiction subject to a Call for Action”; (2) is the subject of an advisory issued by the Financial Crimes Enforcement Network of the U.S. Treasury Department;4 or (3) has been designated by the Secretary of the Treasury under Section 311 of the USA PATRIOT Act as warranting special measures due to money laundering concerns (any such country or territory, a “Non-cooperative Jurisdiction”), or an entity or individual that resides or has a place of business in, or is organized under the laws of, a Non-cooperative Jurisdiction; or

2 See http://www.treas.gov/ofac.

3 See http://www.fatf-gafi.org.

4 See http://www.fincen.gov.

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(C) a senior foreign political figure5 or any immediate family6 or close associate7 of a senior foreign political figure or a politically exposed person8 or a family member9 or close associate10 of a politically exposed person.

(x) None of the funds that the Subscriber is using or will use to fund its Capital Commitment are derived from, invested for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, nor will any Sanctioned Party have any legal or beneficial interest in the Subscriber or the Subscriber’s Shares.

(y) If the Subscriber is a non-U.S. banking institution (a “Non-U.S. Bank”) or is making this investment directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank: (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one (1) or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered Affiliate of such Non-U.S. Bank. The Subscriber represents and warrants that its subscription funds do not originate from, nor will they be routed through, an account maintained at a shell bank[11] and/or a bank organized or chartered under the laws of a Non-cooperative Jurisdiction.

5 A “senior foreign political figure” is a current or former senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned commercial enterprise. For the purposes of the preceding sentence, a “senior official” is an individual with substantial authority over policy, operations or the use of government-owned resources. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

6 “Immediate family” of a senior foreign political figure includes the figure’s parents, siblings, spouse, children and in-laws.

7 A “close associate” of a senior foreign political figure is a person who is widely and publicly known (or actually known by the Subscriber) to maintain an unusually close personal or professional relationship with the senior foreign political figure.

8 A “politically exposed person” means: (i) a person who is or has been entrusted with prominent public functions by a foreign (non-Cayman Islands) country, for example a Head of State or of government, senior politician, senior government, judicial or military official, senior executive of a state owned corporation, and important political party official; (ii) a person who is or has been entrusted domestically (in the Cayman Islands) with prominent public functions, for example a Head of State or of government, senior politician, senior government, judicial or military official, senior executives of a state owned corporation and important political party official; and (iii) a person who is or has been entrusted with a prominent function by an international organization like a member of senior management, such as a director, a deputy director and a member of the board or equivalent functions.

9 A “family member” means the spouse, parent, sibling or child of a politically exposed person.

10 A “close associate” means any natural person who is known to hold the ownership or control of a legal instrument or person jointly with a politically exposed person, or who maintains some other kind of close business or personal relationship with a politically exposed person, or who holds the ownership or control of a legal instrument or person which is known to have been established for the benefit of a politically exposed person.

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(z) The Subscriber does not know or have any reason to suspect (i) that any part of the Subscriber’s subscription funds have been or will be derived from, or related to, any unlawful activities, including but not limited to, money laundering activities, or (ii) that any part of the proceeds of the Subscriber’s investment in the Company will be used to finance any unlawful activities. The Subscriber represents that the Subscriber’s capital contributions will be funded with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct or criminal property within the meaning given in the Proceeds of Crime Act (As Revised) of the Cayman Islands.

(aa) The Subscriber acknowledges that the Company or the Adviser may require further evidence of the identity of the Subscriber or Subscriber Related Parties in order to comply with applicable Compliance Laws. The Subscriber will promptly provide such materials as may be requested from time to time by the Company or the Adviser in its reasonable discretion in order for the Company and the Adviser to comply with legal, administrative and regulatory requirements that require the Company or the Adviser to verify or, as the case may be, further verify the identity of the Subscriber and the source of funds paid to the Company by the Subscriber and the identities of persons associated with the Subscriber, or shall otherwise cooperate with the Company and the Adviser to address and satisfy such requirements. The Subscriber agrees that the Company and the Adviser shall be held harmless and be indemnified against any loss arising as a result of a failure to process the subscription if such evidence has been required by the Company or the Adviser and has not been provided by the Subscriber in a timely manner.

(bb) The Subscriber understands and agrees that the Company may “freeze” the Subscriber’s Shares, either by prohibiting additional contributions and/or declining any Transfer or withdrawal requests with respect to such Shares, if the Adviser determines in good faith that such action is necessary or advisable in light of applicable Compliance Laws or is otherwise required by law. To the extent permitted by law, the Company will give reasonable prior written notice to the Subscriber where practicable in the event of such a “freeze.” The Subscriber acknowledges and agrees that (i) should the Subscriber or a Subscriber Related Party be, or become at any time during its investment in the Company, a Sanctioned Party, the Company or the Adviser or their duly authorized delegate may immediately and without notice to the Subscriber cease any further dealings with the Subscriber and/or the Subscriber’s interest in the Company until the Subscriber ceases to be a Sanctioned Party or a license is obtained under applicable law to continue such dealings (a “Sanctioned Party Event”), and (ii) the Company and the Adviser shall have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including, but not limited to, any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the Subscriber as a result of a Sanctioned Party Event.

(cc) The Subscriber authorizes and consents to the Company or the Adviser, on behalf of the Company, releasing information about the Subscriber and, if applicable, any Subscriber Related Parties, to appropriate governmental authorities or third parties if the Company or the Adviser, determine in good faith that it is in the best interests of the Company in light of applicable Compliance Laws or is otherwise required by law. To the extent permitted by law, the Company or the Adviser will give reasonable prior written notice to the Subscriber where such release of information is necessary.

11 A “shell bank” means any institution that accepts currency for deposit and that (i) has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and (ii) is unaffiliated with a regulated financial group that is subject to consolidated supervision.

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(dd) If the Subscriber is a fund of funds, the Subscriber (i) will not deliver, and has not disclosed or delivered prior to the date hereof, any materials regarding the Company, the Adviser or their respective affiliates, other than any information about a Subscriber’s own Capital Commitment and Unused Capital Commitment (collectively, “Fund Level Information”) or materials or information that were publicly known at the time of such delivery, unless (A) such materials or information are or were delivered to its underlying investors or prospective investors who have indicated a bona fide interest in subscribing for shares in the Subscriber (each, a “Potential Investor”), (B) such delivery is or has been approved by the Adviser in writing and (C) such Potential Investors agree or have agreed to maintain the confidentiality of such information in accordance with confidentiality obligations at least as protective of the confidentiality of such information as Section 10.14 (the “Confidentiality Provision”) and (ii) has not made, and will not in the future make, representations regarding the Company, the Adviser, Diameter or their respective affiliates to Potential Investors, other than as approved by the Adviser in writing. To the extent any materials are provided to Potential Investors pursuant to the preceding sentence, the Subscriber shall be responsible for any breach of such confidentiality obligations by such Potential Investor to the same extent that the Subscriber would be liable had it breached the Confidentiality Provision itself. The Subscriber agrees that all materials prepared for or in connection with the Subscriber’s offering that are distributed to Potential Investors (collectively, the “Investment Materials”) shall include a disclaimer that such Investment Materials are not sponsored or endorsed by Diameter or the Adviser, or any of their affiliates, and shall include a prominent notice that the information contained therein regarding the Company, the Adviser, Diameter or their respective affiliates constitutes confidential information. Further, the Subscriber represents and warrants that none of the Investment Materials, whether distributed to Potential Investors prior to or after the date hereof, (i) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading or (ii) use the name of the Company, the Adviser, Diameter or any persons affiliated thereto (or any derivations thereof), other than as approved by the Adviser in writing.

(ee) If the Subscriber is a fund of funds, the Subscriber represents and warrants that any offering of interests in the Subscriber shall (i) comply with all applicable securities laws, including, but not limited to, the 1933 Act and securities laws of the various states or any non-U.S. jurisdiction and (ii) be made only to Potential Investors that are Accredited Investors. The Subscriber shall indemnify, defend and hold harmless the Company, the Adviser, Diameter, their affiliates and their respective directors, officers, members, partners, shareholders, employees and agents (collectively, the “Indemnified Persons”) from and against any and all losses, damages, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”) resulting from any demand, claim, arbitration, lawsuit, mediation or other proceeding (each, a “Proceeding”) resulting from, or in connection with, the offering of interests in the Subscriber, other than to the extent resulting from an Indemnified Person’s fraud, willful misconduct or gross negligence, in each case directly in connection with the offering of interests in the Subscriber and as finally determined by a court of competent jurisdiction or in a final arbitration proceeding.

(ff) If the Subscriber is a fund of funds or other entity investing on behalf of third parties, (i) the Subscriber is in compliance in all material respects with all applicable Compliance Laws, (ii) the Subscriber has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its beneficial owners and/or underlying investors and their sources of funds and to confirm that no beneficial owner and/or underlying investor is a party with whom a U.S. person is prohibited from dealing under applicable Sanctions, and (iii) the Subscriber has established the identities of and conducted thorough due diligence with respect to all of its beneficial owners and/or underlying investors who beneficially own, directly or indirectly, 10% or more of the Subscriber or invested funds.

(gg) The Subscriber is either:

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(i) Not a partnership, grantor trust, S corporation, limited liability company or other pass-through entity for U.S. federal income tax purposes; or

(ii) If it is an entity referred to in clause (i), then either: (x) it was not formed for the purpose of acquiring all or part of the Subscriber’s Shares and not more than 50% of the value of the interest of each of its beneficial owners will be attributable to the Subscriber’s Shares so acquired, or (y) it has only the number of ultimate beneficial owners (looking through a pass-through entity described in clause (i) above to its beneficial owners.

(hh) The Subscriber understands, acknowledges and agrees, in connection with any borrowings by the Company that are secured by a pledge, charge, mortgage, assignment (including an assignment by way of security), transfer or grant of a security interest in the Capital Commitment and the right to call and receive capital from the Subscribers (each such financing, a “Subscription Facility”), that: (i) if the Adviser or the lender under a Subscription Facility duly calls the Capital Commitment from the Subscriber that the Subscriber is obligated to fund pursuant to the terms of this Agreement (including, without limitation, those required as a result of the failure of any Other Subscriber to advance funds with respect to a call for a Capital Commitment), the Subscriber shall remain absolutely and unconditionally obligated to fund such Capital Commitments without setoff, counterclaim or defense, including without limitation, any defense of fraud or mistake, or any defense under any bankruptcy or insolvency law, including Section 365 of the Bankruptcy Code, subject in all cases to its rights to assert such claims against the Company in one or more separate actions; provided that any such claims shall be subordinate to all payments due to the lenders under a Subscription Facility; and (ii) any lender under a Subscription Facility will extend credit to the Company in reliance on such Subscriber’s funding of its Capital Commitments as such lender’s primary source of repayment.

(ii) The Subscriber agrees to execute and deliver in a timely manner such tax documentation as the Adviser may reasonably require in connection with the Company, including any documentation and other information reasonably requested by the Adviser to enable the Adviser and the Company to comply with (i) (A) Sections 1471 to 1474 of the Code and any other similar legislation, regulations or guidance enacted in any other jurisdiction which seeks to implement similar financial account information reporting and/or withholding tax regimes, (B) the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters – the Common Reporting Standard and any associated guidance, (C) any intergovernmental agreement, treaty, regulation, guidance, standard or other agreement entered into in order to comply with, facilitate, supplement or implement the legislation, regulations, guidance or standards described in sub-paragraphs (A) to (B), and (D) any legislation, regulations or guidance that give effect to the foregoing (the “Tax Reporting Rules”), (ii) Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, and any subsequent amendment (and any Treasury regulations or other guidance, including that may be promulgated in the future, relating thereto) and, in each case, any provisions of U.S. federal, state, local, and non-U.S. law governing the preparation and filing of tax returns, interactions with taxing authorities, the conduct and resolution of examinations by tax authorities and payment of resulting tax liabilities, (iii) Section 1446(f) of the Code, and any subsequent amendment (and any Treasury regulations or other guidance, including that may be promulgated in the future, relating thereto) and, in each case, any similar provisions of state, local and non-U.S. law, and (iv) other applicable law. The Subscriber hereby represents that it has furnished to the Adviser (x) a valid and properly executed W-9, W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, and (y) any withholding certificates required by the Tax Reporting Rules, as applicable.

(jj) None of the information concerning the Subscriber nor any statement, certification, representation or warranty made by the Subscriber in this Agreement or in any document required to be provided under this Agreement (including, without limitation, the Investor Suitability Questionnaire, the Anti-Money Laundering Annex, any forms W-9, W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and W-8IMY, and any withholding certificates provided in connection with the Tax Reporting Rules) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein not misleading.

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(kk) The Subscriber agrees that its certifications, representations, warranties, covenants and agreements herein shall survive the acceptance of this subscription, the Closing Date and the dissolution of the Company or the Transfer of the Subscriber’s Shares therein, without limitation as to time. Without limiting the foregoing, the Subscriber agrees to give the Company prompt written notice in the event that any statement, certification, representation or warranty of the Subscriber contained in this Article IV or any information provided by the Subscriber pursuant to this Agreement or in any document required to be provided under this Agreement (including, without limitation, the Investor Suitability Questionnaire, Anti-Money Laundering Annex, any forms W-9, W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and W-8IMY, and any withholding certificates provided in connection with the Tax Reporting Rules) ceases to be true, correct and valid at any time following the date hereof and provide the Company with any updated IRS forms.

(ll) The Subscriber agrees to provide such information (including financial information) and execute and deliver such documents as the Company or the Adviser may reasonably request (i) to verify the accuracy of the Subscriber’s representations and warranties herein or to comply with any law or regulation, including any requirement that is a precondition to relief or exemption from any withholding taxes, assessments or other governmental charges, to which the Company or the Adviser may be subject or (ii) as may be necessary or desirable in connection with the making, management or disposition of an Investment or otherwise in connection with the operation of the Company.

(mm) If the Subscriber or any other person who is the investor for the purposes of the European Union’s Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”) or the U.K. Alternative Investment Fund Managers Regulations 2013 (the “AIFMR”) (the “AIFMD/AIFMR Investor”) is resident, domiciled or registered in a member state of the European Economic Area (“EEA”) or in the United Kingdom (“U.K.”), the Subscriber acknowledges and, to the extent a person other than the Subscriber qualifies as the AIFMD/AIFMR Investor (the “Non-subscribing AIFMD/AIFMR Investor”), confirms that the Non-subscribing AIFMD/AIFMR Investor is aware, that neither the Company nor the Adviser is authorized or is expected to be authorized under the AIFMD, the AIFMR or the relevant national implementing laws, and the substantive requirements applicable to authorized “Alternative Investment Fund Managers” under the AIFMD and the AIFMR are not applicable to the Company or the Adviser (except for certain limited requirements that may apply to the Company or the Adviser as a result of registrations made in certain EEA member states or in the U.K. for the purpose of marketing under Article 42 of the AIFMD and Regulation 59 of the AIFMR).

(nn) If the Subscriber or the Non-subscribing AIFMD/AIFMR Investor is resident, domiciled or registered in a member state of the EEA or in the U.K., the Subscriber hereby represents and warrants to each of the Company and the Adviser that it or the Non-subscribing AIFMD/AIFMR Investor (as applicable) is a “professional investor” as defined under Article 4.1(ag) of the AIFMD (and the equivalent provisions of the AIFMR) and implemented in the relevant EEA member state or in the U.K.

(oo) If the Subscriber or the Non-subscribing AIFMD/AIFMR Investor is resident, domiciled or registered in a member state of the EEA or in the U.K., the Subscriber hereby represents and warrants to each of the Company and the Adviser either that it or the Non-subscribing AIFMD/AIFMR Investor, as applicable (i) is not a local public authority or municipality, or (ii) has elected and is capable of being treated as an “elective Professional Client” in accordance with applicable law and regulation in the jurisdiction of establishment of the Subscriber or the Non-subscribing AIFMD/AIFMR Investor, as applicable.

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(pp) If the Subscriber is resident, domiciled or registered in Switzerland, the Subscriber hereby represents and warrants to each of the Company and the Adviser that it is a professional client pursuant to article 5(1) of the Swiss Federal Act on Financial Services (“FinSA”), as amended from time to time and its implementing ordinances, and, therefore a qualified investor within the meaning of article 10(3) of the Swiss Federal Act on Collective Investment Schemes (“CISA”), as amended from time to time, and its implementing ordinances.

(qq) The Subscriber agrees that the Company and the Adviser may provide in any electronic medium (including via e-mail or website access) any disclosure or document that is required by applicable law to be provided to such Subscriber.

(rr) The Subscriber represents and warrants that all personal data provided to the Company, the Adviser or their respective delegates by or on behalf of the Subscriber has been and will be provided in accordance with applicable laws and regulations, including, without limitation, those relating to privacy or the use of personal data. The Subscriber shall ensure that any personal data that the Subscriber provides to the Company, the Adviser or their respective delegates is accurate and up to date, and the Subscriber shall promptly notify the Company or the Adviser if the Subscriber becomes aware that any such data is no longer accurate or up to date.

(ss) The Subscriber acknowledges receipt of the Company’s privacy notice attached to the subscription booklet (the “Privacy Notice”). The Subscriber shall promptly provide the Privacy Notice to (i) each individual whose personal data the Subscriber has provided or will provide to the Company, the Adviser or their respective delegates in connection with the Subscriber’s investment in the Company (such as a directors, trustees, employees, representatives, shareholders, investors, clients, beneficial owners or agents) and (ii) any other individual connected to the Subscriber as may be requested by the Company, the Adviser or their respective delegates (each such individual a, “Notice Recipient”). Upon receipt from the Adviser of any updated versions of the Privacy Notice or the privacy notice (or other data protection disclosures) of any third party to which the Company, the Adviser or their respective delegates has directly or indirectly provided personal data, the Subscriber shall promptly provide such materials to all Notice Recipients.

(tt) The Subscriber acknowledges that the Subscriber is aware and understands that, pursuant to the Tax Reporting Rules, the Company may be required to disclose information regarding the Subscribers to the IRS and other taxing or governmental authorities.

(uu) If the Subscriber is not a “Foreign Person Shareholder,” as defined below, the Subscriber agrees that it shall not accept any investment or engage in any activity that would cause it to become a Foreign Person Shareholder without providing advance written notice to the Advice. For this purpose, “Foreign Person Shareholder” means an individual or entity that is a “foreign person” for the purposes of regulations promulgated by the Committee on Foreign Investment in the United States (“CFIUS”), which includes (i) any foreign national, foreign government, or foreign entity (each preceding term having the meaning given to it in the CFIUS regulations), (ii) any entity over which control is exercised or exercisable by a foreign national, foreign government, or foreign entity or (iii) any entity over which control is exercised or exercisable by a foreign person.

SECTION 4.02. Investor Awareness. The Subscriber acknowledges that the Subscriber is aware and understands that:

(a) No federal or state agency, and no agency of any non-U.S. jurisdiction, has passed upon the Shares or made any finding or determination as to the fairness of this investment. The Memorandum has not been filed with the U.S. Securities and Exchange Commission (the “SEC”) or with any securities administrator under state securities laws or the laws of any non-U.S. jurisdiction.

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(b) There are substantial risks incident to the purchase of Shares, including, but not limited to, those summarized in the Memorandum.

(c) As described more fully in Appendix D, the Subscriber may not Transfer all or any fraction of its Shares or Capital Commitment without the prior written consent of the Adviser. There are other substantial restrictions on the transferability of Shares or Capital Commitment under the Charter, the Advisory Agreement and under applicable law including, but not limited to, the fact that (i) there is no established market for the Shares and it is possible that no public market for the Shares will develop; (ii) the Shares are not currently, and Subscribers have no rights to require that the Shares be, registered under the 1933 Act or the securities laws of the various states or any non-U.S. jurisdiction and therefore cannot be Transferred unless subsequently registered or unless an exemption from such registration is available; and (iii) the Subscriber may have to hold the Shares herein subscribed for and bear the economic risk of this investment indefinitely, and it may not be possible for the Subscriber to liquidate its investment in the Company.

(d) [Reserved].

(e) With respect to the tax and other legal consequences of an investment in the Shares, the Subscriber is relying solely upon the advice of its own tax and legal advisors and not upon the general discussion of such matters set forth in the Memorandum.

(f) Simpson Thacher & Bartlett LLP acts as U.S. counsel to the Company, the Adviser and certain of their respective Affiliates and other related parties and Richards, Layton & Finger, PA acts as special Delaware counsel to the Company, the Adviser and certain of their respective Affiliates and other related parties. In connection with this offering of Shares and subsequent advice to such persons, Simpson Thacher & Bartlett LLP and Richards, Layton & Finger, PA will not be representing the Subscriber or any other investors in the Company in the absence of a clear and explicit written agreement to such effect between such counsel and the Subscriber or any other investors in the Company. In the absence of such an agreement, such counsel owes no duties to the Subscriber or any other investor in the Company (whether or not such counsel has in the past represented, or is currently representing, such Subscriber or any other investor with respect to other matters). No independent counsel has been retained to represent investors in the Company.

SECTION 4.03. Special Provisions for Residents of Japan. If the Subscriber is a resident of Japan, the Subscriber acknowledges, represents, warrants and covenants to the Adviser and the Company as follows:

(a) The Subscriber has received notice that (i) registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) has not been made and will not be made with respect to the offering of the Shares because, as such Shares are to be acquired by 499 or fewer investors, the offering of the Shares constitutes a solicitation for a small number of investors as defined in Article 23-13, paragraph 4 of the FIEA and (ii) the Shares are securities as set forth in Article 2, paragraph 2, item 6 of the FIEA.

(b) If the Subscriber is a qualified institutional investor as defined in Article 2, paragraph 3, item 1 of the FIEA (a “QII”), in no event shall it Transfer any Share to a person unless such person is a QII who is not a person set forth in article 63, paragraph 1, item 1, sub-items (i) to (iii) of the FIEA (a “Disqualified Investor”).

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(c) If the Subscriber is not a QII, in no event shall it Transfer any Shares to a person except to a single person who is (i) either a QII or a person listed in Article 17-21, Paragraph 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act (an “Eligible Non-QII”), and (ii) not classified as a Disqualified Investor through a single transaction of all of its Shares.

(d) The Subscriber is not a Disqualified Investor and shall in no event become a Disqualified Investor.

(e) The Subscriber is either a (i) QII or (ii) Eligible Non-QII, and shall in no event become (x) a person other than a QII (if the Subscriber is a QII) or (y) a person other than a QII or Eligible Non-QII (if the Subscriber is an Eligible Non-QII).

SECTION 4.04. Special Provisions for Residents of Canada. If the Subscriber is a resident of Canada:

(a) The Subscriber acknowledges, represents, warrants and covenants to the Adviser and the Company (and acknowledges that the Adviser and the Company are relying thereon) that:

(i) the Subscriber is a resident of either British Columbia, Alberta, Ontario, Quebec or Nova Scotia (the “Private Placement Provinces”) and is entitled under applicable provincial securities laws to purchase the Shares without the benefit of a prospectus qualified under those securities laws;

(ii) the Subscriber is basing its investment decision solely on the final version of the Memorandum (including any amendments or supplements thereto) and this Agreement and not on any other information concerning the Company or the offering and sale of the Shares;

(iii) the Subscriber is a “permitted client” as defined in National Instrument 31-103 (“NI 31-103”);

(iv) the Subscriber is an “accredited investor” as defined in National Instrument 45-106 (“NI 45-106”) and was not created and is not being used solely to purchase or hold the Shares as an accredited investor as defined in paragraph (m) of the definition of “accredited investor” in Section 1.1 of NI 45-106;

(v) the Subscriber is either purchasing Shares as principal for its own account, or is deemed to be purchasing Shares for its own account by virtue of being either (i) a trust company or trust corporation as further described in subsection (p) of the “accredited investor” definition of NI 45-106; or (ii) a person acting on behalf of a fully managed account managed by that person as further described in subsection (q) of the “accredited investor” definition of NI 45-106; and

(vi) if required by applicable securities legislation, regulatory policy or order or by any securities commission or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Company and/or the Adviser in filing the necessary reports, questionnaires, undertakings and other documents with respect to the issue of the Shares.

The Subscriber agrees that the above representations, warranties and covenants will be true and correct both as of the execution of this Agreement and as of the Closing Date and will survive the completion of the purchase and sale of the Shares.

(b) The foregoing representations, warranties and covenants are made by the Subscriber with the intent that they be relied upon in determining its suitability as a purchaser of Shares. The Subscriber undertakes to notify the Company and the Adviser immediately at the address of the Company (set forth in Section 10.05 of this Agreement) of any change in any representation, warranty or other information relating to the undersigned set forth herein.

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(c) Each purchaser of Shares in Canada hereby agrees that it is the purchaser’s express wish that all documents evidencing or relating in any way to the sale of the Shares be drafted in the English language only. Chaque acheteur au Canada des valeurs mobilières reconnaît que c’est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.

(d) The Subscriber understands and acknowledges that its name and other specified information, including information pertaining to the Shares acquired by such Subscriber, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws, and the Subscriber consents to the collection, use and disclosure of this information.

(e) By purchasing the Shares, the Subscriber (if the Subscriber is an individual) acknowledges that the following personal information about the Subscriber will be disclosed to Canadian securities regulatory authorities: his or her full legal name, residential street address, telephone number, email address (if available), details of securities purchased and details of the prospectus exemption relied on. This personal information is being collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of securities legislation. By purchasing the Shares, the Subscriber shall be deemed to have authorized such indirect collection of personal information by the securities regulatory authorities and regulators. Questions about such indirect collection of personal information should be directed to the securities regulatory authority or regulator in the province where the Subscriber is located or resident, as set out below:

Alberta Securities Commission Suite 600, 250 – 5th Street SW Calgary, Alberta T2P 0R4 Telephone: (403) 297-6454 Toll free in Canada: 1-877-355-0585 Facsimile: (403) 297-2082

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593-8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection

of information : Inquiries Officer

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montreal, Quebec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers)

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Nova Scotia Securities Commission Suite 400, 5251 Duke Street Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8 Telephone: (902)-424-7768 Facsimile: (902)-424-4625

(f) The Subscriber understands and acknowledges that the Shares may not be resold except in reliance on an exemption from the prospectus requirements of applicable Canadian provincial securities laws.

(g) The Subscriber acknowledges that the Company, the Adviser and their respective directors and officers are or may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company, the Adviser or such persons. All or a substantial portion of the assets of the Company and the assets of the Adviser and such persons are or may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Adviser or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Adviser or such persons outside of Canada.

SECTION 4.05. Further Assurances.

(a) The Subscriber shall prepare, execute and deliver such documents and other instruments and take such further actions (including the preparation, execution and delivery of further documents or instruments) as may be reasonably requested by the Adviser in connection with the Subscriber’s investment in the Company, including, but not limited to, furnishing the Adviser any updated or additional information that may be requested by the Adviser in connection with any change in law or regulation (which may include completing and executing additional documents or agreements).

ARTICLE V

SECTION 5.01. Company Representations. The Company represents to the Subscriber as follows:

(a) The Company is empowered, authorized and qualified to enter into this Agreement, the Advisory Agreement and the Administration Agreement, and the person signing this Agreement, the Advisory Agreement and the Administration Agreement on behalf of the Company has been duly authorized by the Company to do so.

(b) The execution and delivery of this Agreement, the Advisory Agreement and the Administration Agreement by the Company and the performance of its duties and obligations hereunder and thereunder do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise or certificate, to which the Company is a party or by which it is bound or to which any of its properties are subject, or require any authorization or approval under or pursuant to any of the foregoing, violate the organizational documents of the Company, or violate in any material respect any statute, regulation, law, order, writ, injunction or decree to which the Company is subject.

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(c) The Company is not in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in this Agreement, the Advisory Agreement and the Administration Agreement, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or any license, permit, franchise or certificate, to which it is a party or by which it is bound or to which its properties are subject, nor is it in violation of any statute, regulation, law, order, writ, injunction, judgment or decree to which it is subject, which default or violation would materially adversely affect the business or financial condition of the Company or impair the Company’s ability to carry out its obligations under this Agreement or the Advisory Agreement.

(d) There is no litigation, investigation or other proceeding pending or, to the knowledge of the Company, threatened against the Company that, if adversely determined, would materially adversely affect the business or financial condition of the Company or the ability of the Company to perform its obligations under this Agreement, the Advisory Agreement and the Administration Agreement.

(e) The Shares to be issued and sold by the Company to the Subscriber hereunder have been duly authorized and, when issued and delivered to the Subscriber against payment therefore as provided in this Agreement, will be validly issued, fully paid and non-assessable.

ARTICLE VI

The Adviser represents and covenants to the Subscriber as follows:

SECTION 6.01. Minimum Commitment. The minimum commitment is $250,000; the Adviser may accept lower amounts or decline to accept particular commitments in its sole discretion.

SECTION 6.02. Compliance with Law. The Adviser, on behalf of the Company, hereby confirms that the Company shall, in the conduct of its business and affairs, reasonably endeavor to comply with all applicable laws the noncompliance with which would have a material adverse effect on the Company; provided that the Adviser shall not be in violation of the foregoing if it acts or omits to take any action in reliance on advice from legal counsel.

SECTION 6.03. No Proceedings. The Adviser hereby represents and warrants that, to the best of its knowledge, having inquired of legal and compliance counsel of the Adviser, and except as disclosed to you in the Memorandum, (i) there are no actions, proceedings or investigations pending before any court or governmental authority, including, without limitation, the Securities and Exchange Commission or any state securities regulatory authority, against the Adviser or the Senior Professionals (other than in their capacities as directors or executive officers of a public company) that claim or allege (1) violation of any federal or state securities law, rule or regulation, (2) breach of fiduciary duties, or (3) commission of fraud, misrepresentation, willful misconduct or gross negligence, and (ii) during the five (5) years prior to the date hereof, none of the Adviser or the Senior Professionals (other than in their capacities as directors or executive officers of a public company) has been found liable for, nor settled, any such violation, claim or allegation in any such action, proceeding or investigation, in each case of clauses (i) and (ii) to the extent that such matter would be reasonably expected to have a material adverse effect on the Company or the Adviser.

SECTION 6.04. Anti-Money Laundering. The Adviser confirms that it will use its reasonable efforts to cause the Company to avoid transactions, that would be in violation of (a) the United States Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 and the United States Money Laundering Control Act of 1986 (i.e., 18 U.S.C. §§ 1956 and 1957), as amended, or any similar laws or regulations, or (b) any legislation, rule, regulation or order administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including Subtitle B, Chapter V of Title 31 of the U.S. Code of Federal Regulations, in each case as amended from time to time, including any transaction in violation of the foregoing with (i) any Person appearing on the Specially Designated Nationals and Blocked Persons List of OFAC, (ii) any other Person with whom a transaction is prohibited by Executive Order 13224, the USA PATRIOT Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act or the foreign asset control regulations of the United States Treasury Department, in each case as amended from time to time, (iii) any person known by the Company (after reasonable inquiry) to be fifty percent (50%) or more owned by any person described in the foregoing items (i) or (ii), or (iv) any person having its principal place of business, or the majority of its business operations (measured by revenues), located in any country or territory such that such transactions with such person would be prohibited as described in the foregoing item (ii). For purposes of the foregoing, the Company’s reliance on a representation or warranty made by a counterparty at or prior to the time of an investment or transaction and/or the Adviser’s evaluation in good faith of the likelihood that such counterparty is in violation of such restrictions, shall in each case constitute reasonable inquiry. The Adviser confirms that the term “person” includes governments, territories and other political entities.

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ARTICLE VII

SECTION 7.01. Other Subscription Agreements. The Adviser, on behalf of the Company, hereby represents and warrants that the Other Subscription Agreements (as defined in this Agreement) shall be substantially similar in all material respects to your Subscription Agreement, except as to (i) the amount of Capital Commitments made thereby and (ii) any modification to address such Subscriber’s policies or procedures, or legal, regulatory or tax considerations (in each case other than the obligation to make Capital Commitments).

SECTION 7.02. Termination. The provisions of this Article VII shall terminate upon a Liquidity Event.

ARTICLE VIII

SECTION 8.01. Power of Attorney.

(a) The Subscriber, by its execution hereof, hereby irrevocably makes, constitutes and appoints the Company as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file:

(i) any and all filings required to be made by the Subscriber under the 1934 Act with respect to any of the Company’s securities which may be deemed to be beneficially owned by the Subscriber under the 1934 Act;

(ii) any lock-up agreement negotiated between the Company and underwriters in connection with an Exchange Listing;

(iii) all certificates and other instruments deemed advisable by the Company in order for the Company to enter into any borrowing or pledging arrangement;

(iv) all certificates and other instruments deemed advisable by the Company to comply with the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a business development corporation, and

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(v) all other instruments or papers not inconsistent with the terms of this Agreement which may be required by law to be filed on behalf of the Company.

(b) With respect to the Subscriber and the Company, the foregoing power of attorney:

(i) is coupled with an interest and shall be irrevocable;

(ii) may be exercised by the Company either by signing separately as attorney-in-fact for the Subscriber or, after listing all of the Subscribers executing an instrument, by a single signature of the Company acting as attorney-in-fact for all of them;

(iii) shall survive the assignment by the Subscriber of the whole or any fraction of its Shares;

(iv) shall terminate concurrently with the termination of the Capital Commitment, in accordance with Section 2.01(f); and

(v) may not be used by the Company in any manner that is inconsistent with the terms of this Agreement and any other written agreement between the Company and the Subscriber.

ARTICLE IX

SECTION 9.01. Condition to Closing. The Subscriber’s obligations hereunder are subject to the fulfillment (or waiver by the Subscriber), prior to or on or about the time of closing on the Closing Date, of the following condition: The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing Date.

ARTICLE X

SECTION 10.01. Indemnity. The Subscriber agrees to indemnify the Company, the Adviser, each of their affiliates, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act (each, an “Indemnified Person”) to the fullest extent permitted by law, against any and all direct losses, liabilities, claims, damages, and expenses whatsoever (including attorneys’ fees and disbursements, judgments, fines and amounts paid in settlement) arising out of or based upon any breach or failure by the Subscriber to comply with any acknowledgment, representation, warranty, covenant, or agreement made by it herein (or reaffirmed or deemed to be made by it pursuant to this Agreement) or in any other document furnished by the Subscriber to the Company pursuant to this Agreement, as applicable.

SECTION 10.02. Acceptance or Rejection.

(a) This subscription is irrevocable and, at any time prior to the Closing Date, notwithstanding the Subscriber’s prior receipt of a notice of acceptance of the Subscriber’s subscription, the Adviser shall have the right to accept an amount equal to or less than the subscribed amount, or reject this subscription, for any reason whatsoever. If the Adviser accepts less than the full requested Capital Commitment on the Closing Date, the Adviser shall have the right to accept up to the full requested Capital Commitment at any subsequent closing of the Company (and each of the Subscriber’s representations, warranties and covenants made herein shall be deemed to have been made and reaffirmed as of such subsequent closing) and no further consent or signature of the Subscriber shall be required.

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(b) In the event of full rejection of this subscription, the Company promptly thereupon shall return to the Subscriber the copies of this Agreement and any other documents submitted herewith (but the Company shall have the right to retain a copy for its records), and this Agreement shall have no further force or effect thereafter.

SECTION 10.03. Modification. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, waived or terminated except by an instrument in writing signed by the party against whom any modification, change, discharge, waiver or termination is sought.

SECTION 10.04. Revocability. This Agreement may not be withdrawn or revoked by the Subscriber in whole or in part without the consent of the Company.

SECTION 10.05. Notices. All notices, consents, requests, demands, offers, reports, and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be given, made or delivered (and shall be deemed to have been duly given, made or delivered upon receipt) by personal hand-delivery, by facsimile transmission, by electronic mail, by mailing the same in a sealed envelope, registered first-class mail, postage prepaid, return receipt requested, or by air courier guaranteeing overnight delivery, addressed, if to the Company, to:

Diameter Credit Company

55 Hudson Yards, 29th Floor

New York, NY 10001

Telephone: (212) 655-1419

and if to the Sub-Administrator, to:

HedgeServ Corporation

4 Times Square

8th Floor

New York, NY 10036

dccinvestors@hedgeserv.com

Telephone: (212) 920-3520

and, if to the Subscriber, to the address set forth in the Investor Suitability Questionnaire. The Company or the Subscriber may change its address by giving notice to the other in the manner described herein.

SECTION 10.06. Counterparts and Electronic Signature. This Agreement may be executed in multiple counterpart copies, each of which will be considered an original and all of which constitute one and the same instrument binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart. This Agreement may be signed by any party manually or by way of an electronic signature (including DocuSign or other similar method) or by a signature or a representation of a signature affixed by mechanical means and may be reproduced as an electronic record and delivered to the Adviser or the Sub-Administrator by facsimile, by electronic mail or by delivery through a web or other electronic portal. The Adviser or the Sub-Administrator may take such steps as it deems appropriate to determine the validity of any electronic signature.

SECTION 10.07. Successors. Except as otherwise provided herein, this Agreement and all of the terms and provisions hereof will be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, trustees and legal representatives. If the Subscriber is more than one person, the obligation of the Subscriber shall be joint and several and the agreements, representations, warranties, and acknowledgments herein contained will be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators, successors, trustees and legal representatives.

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SECTION 10.08. Assignability. This Agreement is not transferable or assignable by the Subscriber. Any purported assignment of this Agreement will be null and void.

SECTION 10.09. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, supersedes any prior agreement or understanding among them with respect to such subject matter, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The foregoing limitation, however, shall not prohibit any Other Subscriber from enforcing Section 3.01(b) against any defaulting Subscriber.

SECTION 10.10. Severability. If any provision of this Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith. Any provision hereof shall be deemed inoperative to the extent that it may conflict therewith. Any provision hereof which may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

SECTION 10.11. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

SECTION 10.12. Jurisdiction; Venue. Except as otherwise agreed by the Adviser or the Company in writing with the Subscriber:

(a) Any action or proceeding relating in any way to this Agreement (including, without limitation, any action or proceeding based upon or arising out of or related to any marketing of the Shares) may be brought and enforced exclusively in the courts of the State of Delaware or (to the extent subject matter jurisdiction exists therefor) of the United States for the District of Delaware, and the parties (i) irrevocably submit to the jurisdiction of both such courts in respect of any such action or proceeding and (ii) agree that service of summons, complaint or other process in connection with any such action or proceeding may be made by overnight courier addressed to such party at the address provided in Section 10.05 of this Agreement and that service so made shall be as effective as if personally made in the State of Delaware.

(b) To the extent the Subscriber may be or may become entitled to any private right of action or to make any other claim for recourse of any nature under any laws, rules, regulations or other legal requirements related to the offering and sale of the Shares in the jurisdictions in which such Subscriber resides or is otherwise domiciled or in which the acquisition of the Shares is being consummated, the Subscriber hereby irrevocably waives such right and irrevocably agrees not to make any claim against the Company, the Adviser or their respective Affiliates under or pursuant to such laws, rules or regulations.

(c) Except as otherwise agreed by the Company in writing with the Subscriber, the parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of Delaware or of the United States for the District of Delaware, and any claim that any such action or proceeding brought in any such court has been brought in any inconvenient forum.

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SECTION 10.13. Waiver of Immunity. Except as otherwise agreed by the Adviser and/or the Company in writing with the Subscriber, to the extent that the Subscriber may be or may become entitled, in any action or proceeding relating in any way to this Agreement to claim for itself or its properties or revenues any immunity from suit, court jurisdiction or attachment prior to judgment, attachment in aid of execution of a judgment, execution of a judgment or from any other legal process or remedy relating to its obligations under this Agreement and to the extent that in any such action or proceeding there may be attributed immunity (whether or not claimed), the Subscriber hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by laws of the State of Delaware.

SECTION 10.14. Confidentiality. (a) Each Subscriber shall maintain the confidentiality of (i) Non-Public Information (as defined below) and (ii) any information subject to a confidentiality agreement binding upon the Adviser, Diameter or the Company and made known to the Subscribers; provided that each Subscriber may disclose Non-Public Information to (i) its Affiliates, officers, employees, agents and professional consultants who have a bona fide need to know such information for purposes of monitoring or managing such Subscriber’s investments, or for financial, legal or accounting purposes, and who have agreed to or are otherwise subject to a duty to keep such information confidential and to not otherwise use such information in a manner inconsistent with this paragraph 10.14, it being understood that such Subscriber shall be responsible and liable for any disclosure or use by any such Affiliates, officers, employees, agents or professional consultants of such information in a manner inconsistent with this paragraph 10.14, (ii) persons having or purporting to have regulatory authority over such Subscriber or its Affiliates; provided that such persons are advised that the Non-Public Information is confidential, or (iii) to a potential transferee of all or part of such Subscriber’s Shares, if such potential transferee agrees to be bound by a confidentiality agreement substantially identical to the provisions of this paragraph 10.14, it being understood that (unless otherwise agreed by the Adviser in writing) such Subscriber shall be responsible and liable for any breach by any such potential transferee; and provided, further, that each Subscriber may disclose Non-Public Information it is required to disclose pursuant to any law or legal process, in which event each Subscriber agrees to use its reasonable best efforts to provide the Adviser with notice of such intended disclosure, including, without limitation, by following the procedures set forth in the last sentence of paragraph 10.14(b). Without limitation of the foregoing, each Subscriber acknowledges that notices and reports to Subscribers hereunder may contain material Non-Public Information concerning, among other things, portfolio investments and agrees (i) to use any information provided to it by the Company or the Adviser only in good faith to monitor and manage its Shares in the Company and (ii) not to trade in securities on the basis of any material Non-Public Information provided to it by the Company or the Adviser.

(b) As used in this paragraph 10.14, “Non-Public Information” means information regarding the Company (including (i) information regarding any actual or potential investment or any person in which the Company holds, or contemplates acquiring, any investment and (ii) the provisions of this Agreement, any Subscription Agreement and any Side Letter) and Diameter (or its Affiliates) received by such Subscriber pursuant to this Agreement, but does not include information that (x) was publicly known at the time such Subscriber received such information pursuant to this Agreement, (y) subsequently becomes publicly known through no act or omission by such Subscriber or its Affiliates, employees, representatives, or agents, or (z) is communicated to such Subscriber by a third party free of any obligation of confidence known to such Subscriber. The Subscribers and Adviser acknowledge and agree that information relating to any person in which the Company holds, or contemplates acquiring, any investment, the provisions of this Agreement and the identities of the Subscribers are intended to be treated as “trade secrets” of the Company and the Adviser. Furthermore, each Subscriber agrees that it shall use its reasonable best efforts to (1) promptly notify the Adviser if it has received a request to disclose any Non-Public Information (other than Fund Level Information), (2) consult with the Adviser regarding the response to such disclosure request, and (3) work together with the Adviser to reach an alternative arrangement with respect to such Subscriber’s information rights, satisfactory to both the Adviser and such Subscriber, if necessary to avoid or prevent any such disclosure or any future disclosures.

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(c) In the event that the Adviser determines in good faith (i) that a Subscriber has violated, or is reasonably likely to violate, the provisions of this paragraph 10.14, (ii) that the dissemination of certain confidential information of the Company to a Subscriber is reasonably likely to result in adverse consequences to the Company, its Affiliates, any portfolio investment or any proposed portfolio investment, or (iii) in the case of a Subscriber that is subject to the U.S. Freedom of Information Act, or any similar statutory or regulatory disclosure requirement of any state or other jurisdiction (collectively, “FOIA”), that there is a reasonable likelihood that a request to such Subscriber pursuant to FOIA or any such law or statutory or regulatory requirement would result in the disclosure of Non-Public Information, other than aggregate performance information about the Company (including aggregate cash flows and overall “IRRs”), the year of formation of the Company, aggregate Capital Commitments to the Company and information about a Subscriber’s own Capital Commitment and Unused Capital Commitment (collectively, “Fund Level Information”), the Adviser may (1) withhold all or any part of the information otherwise to be provided to such Subscriber other than Fund Level Information and redacted annual financial statements, (2) require such Subscriber to return, to the extent permitted by applicable law, any copies of any such information provided to it by the Adviser or the Company, (3) make any such information available to such Subscriber at the Adviser’s offices or at the offices of another person that has agreed to keep such information confidential, or (4) make such information available to such Subscriber only on the Company’s website in password-protected, non-downloadable, non-printable format. Each Subscriber shall promptly notify the Adviser if at any time such Subscriber is or becomes subject to FOIA, to the extent not previously set forth in such Subscriber’s Subscription Agreement.

(d) Except as otherwise required by (or desirable in order to comply with) applicable law or regulations or the rules of relevant governmental entities or regulatory bodies, including as the Adviser determines to be necessary or advisable in connection with any regulatory or similar examination, the Adviser may not disclose the identity of the Subscribers, except (i) on a confidential basis, to the other Subscribers, to prospective subscribers in the Company, to prospective lenders to, or other creditors of, the Company or a portfolio investment, to other service providers to the Company, or any portfolio investment to the extent reasonably necessary or appropriate to satisfy any “know your customer”, anti-money laundering or other such similar requirements or to any of the Adviser’s Affiliates, officers, employees, agents and professional consultants upon notification to such Affiliate, officer, employee, agent or consultant that such disclosure is made in confidence and shall be kept in confidence or (ii) as may be necessary or desirable in connection with the making, management or disposition of any investment.

(e) Notwithstanding anything herein to the contrary, each Subscriber (and each employee, representative or other agent of the Subscriber) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering of shares in the Company and all materials of any kind (including opinions or other tax analyses) that are provided to such Subscriber relating to such tax treatment and tax structure. For this purpose, “tax structure” means any facts relevant to the U.S. federal income tax treatment of the offering but does not include information relating to the identity of the Company or the Adviser.

(f) The obligations and undertakings of each Subscriber under this paragraph 10.14 shall be continuing and shall survive dissolution of the Company and this Agreement and, with respect to any Subscriber, such Subscriber’s withdrawal from the Company. Any restriction or obligation imposed on a Subscriber pursuant to this paragraph 10.14 may be waived by the Adviser in its discretion. Any such waiver or modification by the Adviser shall not constitute a breach of this Agreement or of any duty stated or implied in law or in equity to any Subscriber.

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(g) The Subscribers acknowledge and agree that: (i) the Company or the Adviser and its members may acquire confidential information related to third parties that pursuant to fiduciary, contractual, legal or similar obligations cannot be disclosed to the Subscribers; and (ii) neither the Company nor the Adviser and its members shall be in breach of any duty (including any fiduciary duty) under this Agreement in consequence of acquiring, holding or failing to disclose such information to the Subscribers so long as such obligations were undertaken in good faith.

(h) The parties hereto agree that irreparable damage would occur if the provisions of this paragraph 10.14 were breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this paragraph 10.14 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.15. Necessary Acts, Further Assurances. The parties shall at their own cost and expense execute and deliver such further documents and instruments and shall take such other actions as may be reasonably required or appropriate to evidence or carry out the intent and purposes of this Agreement or to show the ability to carry out the intent and purposes of this Agreement.

SECTION 10.16. No Joint Liability Among Company and Adviser. The Company shall not be liable for the fulfillment of any obligation or the accuracy of any representation of the Adviser under or in connection with this Agreement, and the Adviser shall not be liable for the fulfillment of any obligation or the accuracy of any representation of the Company under or in connection with this Agreement. There shall be no joint and several liability of the Company and the Adviser for any obligation under or in connection with this Agreement.

SECTION 10.17. Survival. The representations, warranties, acknowledgments and covenants in Sections 4.01, 4.02, 4.03, 4.04 and 5.01 and the provisions of Sections 10.01, 10.11, 10.12, 10.14 and 10.16 shall, in the event this subscription is accepted, survive such acceptance and the formation and dissolution of the Company.

SECTION 10.18. Non-petition. The Subscriber hereby agrees that it shall not take any action to present a petition or commence any case, proceeding, proposal or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, arrangement in the nature of insolvency proceedings, adjustment, winding-up, liquidation, dissolution, composition or analogous relief with respect to the Company or the Adviser or the debts of the Company or the Adviser unless and until a debt is immediately due and payable by the Company or the Adviser to the Subscriber.

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IN WITNESS WHEREOF, the Subscriber, intending to be legally bound, has executed this Agreement as of the date first written above.

TOTAL CAPITAL COMMITMENT TO PURCHASE SHARES: $ 118,000,000.00

AP DLF OFFSHORE INVESTOR, L.P.
LEGAL NAME OF SUBSCRIBER

By:
Name:
Title:

Agreed and accepted as of the date first set forth above:

DIAMETER CREDIT COMPANY

By:
Name:
Title:

Solely for the purposes of Article VI of this Agreement:

DIAMETER PRINCIPAL FINANCE LLC

By:
Name:
Title:

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EXHIBIT B

JOINT FILING AGREEMENT

DIAMETER CREDIT CO

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 18, 2024.

AP DLF Offshore Investor, L.P.

By:	Apollo Principal Holdings VI, L.P.,
its general partner

	By:	Apollo Principal Holdings VI GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI, L.P.

By:	Apollo Principal Holdings VI GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI GP, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APO CORP.

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

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